

February 16, 2022

Makoto Inoue
Chief Executive Officer
Orix Corporation
World Trade Center Building
2-4-1 Hamamatsu-cho, Minato-ku
Tokyo 105-6135, Japan

      Re: Orix Corporation
          Form 20-F for the fiscal period ending March 31, 2021
          Filed June 29, 2021
          File No. 001-14856

Dear Mr. Inoue :

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the fiscal period ending March 31, 2021

Details of Operating Results
PE Investment and Concession, page 49

1.   We note that you recognized ¥3,621 million of provision for credit losses in your PE Investment and Concessions segment. Considering the low level of net investment in leases and no installment loans as disclosed on page 49, please tell us and enhance future filings to explain the basis and driver of the credit losses.

Allowance for doubtful receivables and probable loan losses and allowance for credit losses, page 63

2.   Please tell us and revise your future filings to reconcile the provision for credit losses of ¥16,021 million shown on the face of the consolidated statements of income for the

period ending March 31, 2021 to the provision for credit losses of ¥19,113 million disclosed in your table on page 63.

Note 11. Credit Quality of Financial Assets and the Allowance for Credit Losses, page F-65

3.   We note your disclosure of credit quality indicators by class of financing receivable on page F-62. In this regard, it appears you have only two credit quality indicators, performing and non-performing loans, as defined on the same page. With a view towards providing investors with additional information concerning the credit quality of your loan and lease portfolio and how management monitors the related credit risk, please tell us how you considered disclosing additional credit quality indicators. For example, tell us whether management uses credit scores, regulatory risk ratings, LTV ratios or custom internal metrics to monitor the credit risk inherent in the portfolio.   Refer to ASC 325-20-50-4.

Note 15 - Investment in Affiliates, page F-90

4.   We note your equity method investments including, Avolon Holdings Inc. and Kansai Airports. Further, we note your disclosure that the book values exceeded the underlying equity in the net assets by ¥81,182 million and ¥131,600 million as of March 31, 2020 and 2021, respectively and these basis differences mainly consist of goodwill and fair value adjustments for fixed assets. Please provide us with the following additional information:

- Quantify separately the excess of book values related to goodwill, fair value adjustments for fixed assets and other.
- Quantify any impairments you recorded within net income of affiliates including as a result of the investees' impairment analyses for the years ended March 31, 2020 and March 31, 2021.
- Describe the specific impairment indicators considered by the investees in their impairment analyses and any additional indicators you considered, and how those indicators supported an overall determination to recognize impairment or not. For example, we note your disclosures on page 29 regarding the substantial decrease in the number of passengers and flights at the Kansai airports and decrease in leasing revenues from Avolon due to the impact of COVID-19. If no impairments were recorded, explain why not in light of this information; and
- Describe how you evaluate your investment in affiliates for impairment, including an investees' impairment analyses for reasonableness and overall compliance with GAAP.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance